Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Reports Unaudited Fourth Quarter and Full Year 2025 Financial Results

•	Delivered 6,520 vehicles[1] and achieved total revenue of $519 million in 2025.
•	Service revenues increased 69% YoY in 2025, affirming the Company’s technology edge and validating the commercialization of its intellectual property (IP).
•	Gross margin improved to 9% in 2025 mainly due to the commencement of upgraded model deliveries globally and disciplined cost control.
•	Operating loss narrowed by 65% YoY and 29% QoQ in the fourth quarter, with the full-year operating loss narrowed by 46% YoY, demonstrating the Company’s commitment to operational efficiencies.
•	Debut of Company’s first PHEV model, named For Me (Eletre X in Europe), extending product roadmap and catering to evolving consumer demands across diversified powertrain segments.

NEW YORK – April 10, 2026 – Lotus Technology Inc. (Nasdaq: LOT) (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its unaudited financial results for the fourth quarter and the year ended December 31, 2025.

Operating Highlights of the Full Year of 2025

In 2025, the Company recorded total deliveries1 of 6,520 units, a transitional performance hampered by tariff headwinds, gradual inventory destocking and the phased rollout of upgraded models.

Deliveries were predominantly driven by the China and Europe markets. China delivery growth outperformed the PRC premium automotive segment², underscoring the competitiveness of the Company’s product portfolio amid an intensifying market landscape.

Service revenues surged 69% YoY in 2025 to $56 million, primarily driven by R&D service revenue. The commercialization of the Company’s intellectual property through technical licensing and other avenues demonstrated significant market recognition of its pioneering technologies.

Operating loss narrowed by 65% in the fourth quarter and 46% in the full year of 2025 on a YoY basis. The consecutive reductions in operating loss in the third and fourth quarters of 2025 were mainly driven by optimized product mix and stringent expense control, demonstrating the Company’s operational resilience amid intensified market competition.

The Company has unveiled its first PHEV model, named For Me (also known as Eletre X in Europe), and commenced deliveries in China in March 2026, with a global release to follow, aimed at meeting worldwide customer demand for diversified powertrains. For Me is built on Lotus 900V X-Hybrid architecture, enabling a 0-100 km/h acceleration of 3.3 seconds and a combined cruising range of over 1,400 kilometers. Its comprehensive handling dynamics system delivers a 100-0 km/h braking distance of 33.9 meters, offering safety and confidence in emergency situations.

Deliveries1 by Model Type

	Full Year 2025	Full Year 2024	% Change (YoY)
Lifestyle SUV and Sedan	4,552	6,815	(33)%
Sportscars	1,968	5,169	(62)%
Total	6,520	11,984	(46)%

LOTUS TECH

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Deliveries1 by Region

	Full Year 2025		Full Year 2024
	Units	Region %	Units	Region %
China	2,960	45%	2,868	24%
Europe	2,198	34%	4,743	40%
North America	1,048	16%	2,578	21%
Rest of the World	314	5%	1,795	15%
Total	6,520	100%	11,984	100%

Financial Highlights of the Full Year of 2025

●	Total revenues were $519 million, a 44% YoY decrease.
●	Gross margin was 9%, versus 3% for the full year of 2024.
●	Operating loss was $423 million, narrowed by 46% YoY.
●	Net loss was $464 million, narrowed by 58% YoY.
●	Adjusted EBITDA (non-GAAP) was a loss of $356 million, narrowed by 63% YoY.

Key Financial Results

The table below summarizes key preliminary financial results for the full year ended December 31, 2025.

(in millions of U.S. dollars, unaudited)

	Full Year 2025	Full Year 2024	% Change (YoY)
Revenues	519	924	(44)%
Cost of revenues	474	895	(47)%
Gross profit	45	29	53%
Gross margin (%)	9%	3%
Operating loss	(423)	(786)	(46)%
Net loss	(464)	(1,107)	(58)%
Adjusted net loss(A)	(462)	(1,075)	(57)%
Adjusted EBITDA(A)	(356)	(961)	(63)%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Recent Developments

●	Lotus Cup Racing Series: On November 30, 2025, the 2025 season of the inaugural Lotus Cup one-make racing series drew to a close at the Sepang International Circuit, with a total of 44 race-prepared Lotus Emira cars competing in the season finale. The Sepang International Circuit also hosted the season opener of the 2026 Lotus Cup one-make racing series, which officially commenced on April 3, 2026.
●	New Strategic Investment: On December 23, 2025, the Company entered into a share subscription agreement with ECARX, pursuant to which ECARX agreed to subscribe for and purchase from the Company a total of 16,788,321 newly issued ordinary shares of the Company for a purchase price of US$23 million. This strategic investment is designed to significantly broaden the collaborative framework between the two companies, deepening the existing relationship into a more integrated, strategic global partnership.

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●	UN R171.01 Certification: On March 13, 2026, the Company announced that Eletre was certified under UN Regulation No. 171, 01 Series (UN R171.01) issued by the United Nations Economic Commission for Europe (UNECE), making it the first and only China-built model certified under this regulation and equipped with HNP function as of the press date, and making the Company the second globally operating automaker to achieve this certification.
●	Milan Design Week: On April 1, 2026, the Company announced that Lotus will return to 2026 Milan Design Week with "IN PROGRESS", an exhibition created in collaboration with Haus of Automotive, showcasing Lotus D.N.A. design principles and Theory 1 concept, deepening luxury and craft collaborations to elevate its brand vision and global design influence.

CEO and CFO Comments

Mr. Qingfeng Feng, Chief Executive Officer, commented: " Despite the external headwinds facing our business, we maintained our Company’s mission and strategy by doubling down on cutting-edge technologies, refining our product mix, and providing an industry-leading driving performance. Our established global footprint is the impetus that allows us to seize first-mover gains and enables us to become the world’s second automaker to obtain UN R171.01 certification. Our differentiation and dedication to executing our growth and innovation strategy – represented by the launch of our first PHEV vehicle, which further enriches our powertrain offerings – together with our diversified product portfolio, provide us with the foundation to remain competitive in the market."

Dr. Daxue Wang, Chief Financial Officer, commented: " Our improved margin performance in the fourth quarter and full year of 2025 demonstrated our continued focus on cost optimization and operational efficiency, and was also reflected in our significantly improved bottom line results. Going forward, we expect the global launch of “For Me” to supercharge sales and revenue. Additionally, we expect that by focusing on revenue growth efforts, maximizing our products and competitive positioning, and enhancing margin expansion through strict cost reductions, our business will progress toward profitability and we will deliver long-term value to our shareholders.”

Operating and Financial Results of the Fourth Quarter of 2025

●	Total revenues were $163 million, a 40% YoY decrease.
●	Gross margin was 10%, versus -11% for the same period of 2024.
●	Operating loss was $66 million, narrowed by 65% YoY.
●	Net loss was $86 million, narrowed by 81% YoY.
●	Adjusted EBITDA (non-GAAP) was a loss of $62 million, narrowed by 84% YoY.

Deliveries1 by Model Type

	4Q 2025	4Q 2024	% Change (YoY)
Lifestyle SUV and Sedan	1,238	2,771	(55)%
Sportscars	670	1,540	(56)%
Total	1,908	4,311	(56)%

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Key Financial Results

The table below summarizes key preliminary financial results for the fourth quarter in 2025.

(in millions of U.S. dollars, unaudited)

	4Q 2025	4Q 2024	% Change (YoY)
Revenues	163	272	(40)%
Cost of Revenues	147	301	(51)%
Gross profit (loss)	16	(29)	156%
Gross margin (%)	10%	(11)%
Operating loss	(66)	(189)	(65)%
Net loss	(86)	(441)	(81)%
Adjusted net loss(A)	(86)	(442)	(81)%
Adjusted EBITDA(A)	(62)	(398)	(84)%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Conference Call

Lotus Tech management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Friday, April 10, 2026 (14:00 Central European Time / 20:00 China Standard Time on the same day).

There will be a live audio webcast and limited-time replay available on the Company’s investor relations website at https://ir.group-lotus.com/news-events/events/.

Participants who wish to view the live webcast may register at https://edge.media-server.com/mmc/p/g29k9vbj.

Participants who wish to join the conference call, please complete online registration prior to the scheduled call start time using the link provided below. Upon registration, participants will receive a confirmation email with conference call access information, including dial-in numbers and a unique PIN. Participant online registration link: https://register-conf.media-server.com/register/BIe972002f75524fe8b4ea313e70dd459a.

Note 1: Including commissioned deliveries in US market.

The volume of delivery previously announced by the Company was based on the number of vehicles invoiced in the China market and the number of vehicles in relation to which revenue had been recognized for markets outside China, and included commissioned deliveries in the US market. Starting from the three months ended June 30, 2025, the presentation of delivery data has been unified and the volume of delivery reported represents the number of vehicles in relation to which revenue has been recognized for all markets and includes commissioned deliveries in the US market. Historical data presented in this press release has been adjusted to reflect this change.

Note 2: Based on market data of retail sales volume in 2025 in Chinese mainland. Premium auto segment refers to passenger vehicles pricing over RMB 400,000.

– END –

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

LOTUS TECH

group-lotus.com

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

LOTUS TECH

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Appendix A

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2025	December 31, 2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	73,431	103,072
Restricted cash	375,865	379,293
Accounts receivable – third parties, net	36,850	117,076
Accounts receivable – related parties, net	114,126	107,816
Inventories	121,361	188,582
Prepayments and other current assets – third parties, net	77,570	72,541
Prepayments and other current assets – related parties, net	111,886	74,558

Total current assets	911,089	1,042,938

Non-current assets
Restricted cash	100,981	2,572
Securities pledged to an investor	-	315,796
Loan receivable from a related party	351,486	269,539
Property, equipment and software, net	226,891	316,447
Intangible assets	116,475	116,500
Long-term investments	48,004	9,720
Operating lease right-of-use assets	118,845	144,029
Other non-current assets – third parties	78,408	67,009
Other non-current assets – related parties	569	1,113

Total non-current assets	1,041,659	1,242,725

Total assets	1,952,748	2,285,663

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (Con’d)

(All amounts in thousands)

	As of
	December 31, 2025	December 31, 2024
	US$	US$
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Short term borrowings – third parties	479,419	602,949
Short-term borrowings – related parties	784,288	199,570
Accounts payable – third parties	55,032	61,752
Accounts payable – related parties	458,189	410,433
Contract liabilities – third parties	18,459	33,964
Operating lease liabilities – third parties	11,598	14,094
Accrued expenses and other current liabilities – third parties	251,361	389,791
Accrued expenses and other current liabilities – related parties	213,529	214,760
Share buyback forward liabilities	-	117,059
Put option liabilities	-	309,115
Convertible notes - related parties	126,203	113,910

Total current liabilities	2,398,078	2,467,397

Non-current liabilities
Contract liabilities – third parties	7,458	8,683
Operating lease liabilities – third parties	57,576	68,331
Operating lease liabilities – related parties	3,105	10,729
Warrant liabilities	800	3,340
Exchangeable notes	128,852	102,999
Convertible notes - third parties	73,226	74,246
Convertible notes - related parties	77,175	-
Long-term borrowings	98,254	-
Deferred income	311,912	293,923
Deferred tax liabilities	698	-
Other non-current liabilities – third parties	125,004	114,770
Other non-current liabilities – related parties	856	1,471

Total non-current liabilities	884,916	678,492

Total liabilities	3,282,994	3,145,889

LOTUS TECH

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Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (con’d)

(All amounts in thousands)

	As of
	December 31, 2025	December 31, 2024
	US$	US$
SHAREHOLDERS’ DEFICIT
Ordinary shares	7	7
Treasury stock	(138,397)	-
Additional paid-in capital	1,933,992	1,785,664
Accumulated other comprehensive income	39,818	55,165
Accumulated deficit	(3,157,918)	(2,693,698)

Total shareholders' deficit attributable to ordinary shareholders	(1,322,498)	(852,862)
Noncontrolling interests	(7,748)	(7,364)
Total shareholders' deficit	(1,330,246)	(860,226)

Total liabilities and shareholders' deficit	1,952,748	2,285,663

LOTUS TECH

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Appendix B

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2025	2024
	US$	US$
Revenues:
Sales of goods	462,802	891,061
Service revenues	56,296	33,288
Total revenues	519,098	924,349
Cost of revenues:
Cost of goods sold	(430,031)	(867,061)
Cost of services	(43,857)	(27,662)
Total cost of revenues	(473,888)	(894,723)
Gross profit	45,210	29,626
Operating expenses:
Research and development expenses	(170,960)	(274,801)
Selling and marketing expenses	(148,261)	(322,310)
General and administrative expenses	(135,850)	(227,475)
Other operating income	38,463	8,638
Impairment of long-lived assets	(51,800)	-
Total operating expenses	(468,408)	(815,948)
Operating loss	(423,198)	(786,322)
Interest expenses	(63,338)	(58,218)
Interest income	28,143	22,289
Investment income, net	10,740	14,232
Foreign currency exchange gains (losses), net	25,709	(11,664)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(28,319)	(285,423)
Loss before income taxes and share of results of equity method investments	(450,263)	(1,105,106)
Income tax expense	(15,946)	(2,012)
Share of results of equity method investments	1,987	(171)
Net loss	(464,222)	(1,107,289)
Less: Net loss attributable to noncontrolling interests	(2)	(2,364)
Net loss attributable to ordinary shareholders	(464,220)	(1,104,925)
Accretion of redeemable convertible preferred shares	-	(2,979)
Net loss available to ordinary shareholders	(464,220)	(1,107,904)
Loss per ordinary share[1]
—Basic and diluted	(0.72)	(1.72)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	648,535,169	645,227,356

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

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Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (cont’d)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2025	2024
	US$	US$
Net loss	(464,222)	(1,107,289)

Other comprehensive (loss) income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	13,875	13,547
Foreign currency translation adjustment, net of nil income taxes	(29,222)	16,351

Total other comprehensive (loss) income	(15,347)	29,898

Total comprehensive loss	(479,569)	(1,077,391)
Less: Total comprehensive loss attributable to noncontrolling interests	(2)	(2,364)
Total comprehensive loss attributable to ordinary shareholders	(479,567)	(1,075,027)

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Appendix C

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,
	2025	2024
	US$	US$
Revenues:
Sales of goods	132,410	266,812
Service revenues	30,930	4,714
Total revenues	163,340	271,526
Cost of revenues:
Cost of goods sold	(122,748)	(286,241)
Cost of services	(24,124)	(14,774)
Total cost of revenues	(146,872)	(301,015)
Gross profit (loss)	16,468	(29,489)
Operating expenses:
Research and development expenses	(41,154)	(47,276)
Selling and marketing expenses	(31,597)	(62,506)
General and administrative expenses	(43,183)	(52,133)
Other operating income	33,512	2,827
Impairment of long-lived assets	(154)	-
Total operating expenses	(82,576)	(159,088)
Operating loss	(66,108)	(188,577)
Interest expenses	(22,299)	(37,661)
Interest income	7,569	7,013
Investment (loss) income, net	(305)	3,433
Foreign currency exchange losses, net	(2,735)	(26,627)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	389	(197,361)
Loss before income taxes and share of results of equity method investments	(83,489)	(439,780)
Income tax benefit (expense)	739	(857)
Share of results of equity method investments	(3,017)	(132)
Net loss	(85,767)	(440,769)
Less: Net loss attributable to noncontrolling interests	-	(962)
Net loss attributable to ordinary shareholders	(85,767)	(439,807)
Loss per ordinary share
—Basic and diluted	(0.14)	(0.66)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	628,115,136	670,513,486

LOTUS TECH

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Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (con’d)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,
	2025	2024
	US$	US$
Net loss	(85,767)	(440,769)

Other comprehensive (loss) income (i):
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	9,881	13,317
Foreign currency translation adjustment, net of nil income taxes	(10,126)	16,233

Total other comprehensive (loss) income	(245)	29,550

Total comprehensive loss	(86,012)	(411,219)
Less: Total comprehensive loss attributable to noncontrolling interests	-	(962)
Total comprehensive loss attributable to ordinary shareholders	(86,012)	(410,257)

(i) The Company identified a mathematical error in the total other comprehensive loss in the unaudited condensed consolidated statement of comprehensive loss for the three months ended September 30, 2025, included in the Company’s press release for the third quarter of 2025 on Form 6-K previously furnished to the SEC on November 24, 2025. The financial information for the nine months ended September 30, 2025 was correctly stated. The revised total other comprehensive loss for the three months ended September 30, 2025 was US$25.2 million, comprised of US$12.4 million of “fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes” and US$12.8 million of “foreign currency translation adjustment, net of nil income taxes”, respectively. The revised total comprehensive loss and total comprehensive loss attributable to ordinary shareholders for the three months ended September 30, 2025 was US$90.6 million. The Company concluded the error was not material to the Company’s financial position or results of operations for any prior periods.

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Appendix D

Lotus Technology Inc.

Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)

(All amounts in thousands)

	For the Twelve Months Ended December 31,
	2025	2024
	US$	US$
Net loss	(464,222)	(1,107,289)
Share-based compensation expenses	2,274	31,930
Adjusted net loss	(461,948)	(1,075,359)
Net loss	(464,222)	(1,107,289)
Interest expenses	63,338	58,218
Interest income	(28,143)	(22,289)
Income tax expense	15,946	2,012
Share-based compensation expenses	2,274	31,930
Depreciation	54,740	76,488
Adjusted EBITDA	(356,067)	(960,930)

	For the Three Months Ended December 31,
	2025	2024
	US$	US$
Net loss	(85,767)	(440,769)
Share-based compensation expenses	19	(1,635)
Adjusted net loss	(85,748)	(442,404)
Net loss	(85,767)	(440,769)
Interest expenses	22,299	37,661
Interest income	(7,569)	(7,013)
Income tax expense	(739)	857
Share-based compensation expenses	19	(1,635)
Depreciation	9,730	13,335
Adjusted EBITDA	(62,027)	(397,564)